Filed pursuant to Rule 433

Registration Statement No. 333-154941

Dated March 9, 2009

Free Writing Prospectus

Published or Distributed by Media

filed by Palm, Inc., Elevation Partners L.P. and Elevation Employee Side Fund, LLC

This free writing prospectus is being furnished on behalf of Palm, Inc. (“Palm”), Elevation Partners, L.P. (“Elevation Partners”) and Elevation Employee Side Fund, LLC (“Side Fund” and, together with Elevation Partners, “Elevation”).

Video Broadcast and Article on March 5, 2009

On March 5, 2009, Bloomberg L.P. (“Bloomberg”) broadcast an interview with Roger McNamee on its Bloomberg TV television station at 1:10 pm Eastern time. Later that day Bloomberg posted the interview on its website, Bloomberg.com, and published an article written by Rochelle Garner and Hugo Miller via Bloomberg’s news service and on Bloomberg.com. Both the interview and article discussed Palm and the Palm® Pre™ smartphone. The full text of the interview and the article is reproduced below.

The interview and article published by Bloomberg were not prepared by or reviewed by Palm prior their broadcasting and publication. Bloomberg is not affiliated with either Palm or Elevation. Neither Palm nor Elevation made any payment or gave any consideration to Bloomberg in connection with the broadcast of the interview described here or any other article or broadcast published by it concerning Palm. Statements in the interview or article that are not made directly by Mr. McNamee represent Bloomberg’s or others’ opinions, and are not endorsed by Palm or Elevation.

Clarifications and Corrections

For purposes of clarification, it should be noted that:

1.    Although market share estimates such as those in the fourth paragraph of the transcript that “Blackberry’s global market share is about 1.2%, and Apple’s is about 0.9 of 1%” are, by their nature, approximations, one third party industry analyst report indicates that in 2007 and 2008, Blackberry’s share of worldwide mobile phone shipments was 1.1% and 1.9%, respectively, and Apple’s was 0.3% and 1.2%, respectively.

2.    With respect to the statement in the fourth paragraph of the transcript that “in the US, smart phones went from 10% to 20% just in the last year,” one third party industry analyst report indicates that smart phones made up 11.1% of U.S. mobile phone shipments in 2007 and 19.5% in 2008.

3.    With respect to the statement in the fourth paragraph of the transcript that smartphones are anticipated to increase their share of the U.S. mobile phone market to “50% within 5 years,” one third party industry analyst report estimates smartphone share of the U.S. mobile phone market will reach 42.0% in 2012.

4.    With respect to the statement in the fourth paragraph of the transcript that “this is a huge market: 1.2 billion units sold per year,” one third party industry analyst report estimates worldwide mobile phone shipments exceeded 1.2 billion in 2008.

5.    With respect to the statements in the tenth paragraph of the transcript that the Palm Pre is “going to be a million times – well, not a million times – several times faster” than Apple, Inc.’s iPhone products and is “going to run rings around them on the web,” the Palm Pre is still under development and it is premature to state the speed at which the device accesses the web or the relative speed of the Palm Pre compared to the smartphone products of competitors.

6.    With respect to the statements in the twelfth paragraph of the transcript that “there are aspects of the Pre that are unlike any phone you’ve every seen before,” “the Pre is the first one that is the next generation” and “the result is it does a lot of things the others guys don’t do,” the Palm Pre is designed to be the first phone based on the Palm webOS™ platform and as a result will have different operating characteristics and features than other phones, however; the Palm Pre is still under development and it is premature to compare its full functionality with that of other phones.

7.    The statements in the fourteenth paragraph of the transcript regarding the relative development and stability of Sprint’s, Verizon’s and AT&T’s 3G networks are generalizations regarding wireless cellular network performance that may or may not be true depending on a variety of factors specific to geographic regions.

8.    The statement in the second paragraph of the article that “not one” person who bought an Apple, Inc. iPhone on the first shipment date “will still be using an iPhone a month” after the two-year anniversary of that day is an exaggerated prediction of consumer behavior pattern and is withdrawn.

9.    With respect to the statements in the second to last paragraph of the article that “the underlying technology for Research In Motion Ltd.’s BlackBerry is about 13 years old, while the technology behind the iPhone goes back almost nine years,” estimating one specific age for the many technology components underlying any mobile phone is inherently imprecise and these statements are withdrawn.

10.    With respect to the implications in the second to last and last paragraphs of the article that Palm’s new operating system will give it an edge over competitors that “are going to run out of gas way before” Palm, estimations of the relative useful lifespan of smartphone operating systems are conjecture, unverifiable at this time, and age is not necessarily predictive of their relative long-term success.

Transcript of the broadcast and web video

Name:	Roger McNamee
Title:	Managing Director & Co-Founder
Company:	Elevation Partners
Date:	05/03/2009
Channel:	Bloomberg US
Duration:	6 min 17 sec

Interview with Roger McNamee

Matt Miller

Now, Palm is trading lower today after reporting third quarter sales missed estimates yesterday. The company is introducing a new smart phone, though, sometime in the first half of the year, called the Pre, to win back customers from Apple’s iPhone and Research in Motion’s Blackberry. Elevation Partners agreed in December to lift its stake in Palm to 39%. Roger McNamee is Co-Founder and Managing Director at Elevation. He joins us now from our San Francisco studio. Roger, thanks for joining us.

Roger McNamee

Pleasure.

Matt Miller

Listen, let me just start with the fact that you say the battle is not between Apple’s iPhone and Research in Motion’s Blackberry but between Motorola and the other smart phones. Why is that? People typically think of Palm as a rival to Blackberry.

Roger McNamee

They’re right to think of it as a rival, but the most important change that’s taking place, particularly if you’re an investor or a customer, is that we’re going from what are known as feature phones, the old 12-

key phones that just make phone calls and send texts, to smart phones. The reason is because the cost of a smart phone has come down so much that the premium is tiny. People realize that if they want, they can get a device that’s fantastic for corporate e-mail (that would be a Blackberry) or a device that’s fantastic for playing music or playing games (that would be an iPhone) or, knock wood, they’ll be just as excited about the Pre, and that would be if you’re a person who’s really focused on the web or you’re really busy. What I think you’re going to see is a very rapid market share shift away from simple phones to these much more capable smart phones. In the US, smart phones went from 10% to 20% just in the last year. We would anticipate that they would be 50% within 5 years. This is a huge market: 1.2 billion units sold per year. When people sit there and talk about Apple versus Blackberry, what they forget: Blackberry’s global market share is about 1.2%, and Apple’s is about 0.9 of 1%. They aren’t really fighting each other; they’re really fighting folks like Motorola, Samsung, LG, Nokia, the people who make the old-fashioned phones.

Matt Miller

It seems you’re saying there’s room in the market for all of these big players. Clearly, Blackberry is more—

Roger McNamee

By the way, and many more! I actually expect you’ll see new entrants as well.

Matt Miller

I wonder though, you’ve got to hone in on the iPhone. Blackberry clearly is aimed at corporate customers, but the iPhone is a web tool as well as a music player. It’s interesting that your company, Elevation Partners, was co-founded also by Bono of U2. Of course, this company is so closely linked, at least in the public image, with Apple.

Roger McNamee

Well, and also, remember, my partner Fred Anderson used to be the Chief Financial Officer at Apple.

Matt Miller

That’s also true.

Roger McNamee

We’re very big fans of Apple. I’ve been an Apple customer continuously since 1986. wouldn’t use any other kind of computer. I have an iPhone. I have an iPod Touch and lots of other iPods. They make great products. For media, they’re fantastic, but our product, the Palm Pre—and again, I’m a board member of Palm; we’re a huge investor in the company, just so people understand the conflicts here—but our product’s just going to run rings around them on the web. If you want to go to the web, it’s just going to be a million times—well, not a million times—several times faster. That’s a huge deal for most people.

Matt Miller

What is your target audience? Are you looking at a new generation of smart phone users, maybe the younger kids, or are you looking at a different kind of job element? Where’s the Pre aimed?

Roger McNamee

Actually, I would tell you, I don’t know who’s going to buy it. When I say that, it’s because phones are very personal. You know, how people really identify with their cars, increasingly they identify with their phones as well. There are aspects of the Pre that are unlike any phone you’ve ever seen before. If you look at the iPhone or if you look at Blackberry, you look at Microsoft Windows mobile device or even the Google phone, they’re all based on personal computer technology. The Pre is the first one that is the next generation. The result is it does a lot of things the other guys don’t do. We think that women are going to find it particularly attractive, and we think people who want the latest technology are going to find it particularly attractive, and anybody who’s incredibly busy. It’s really aimed at people who are busy, because part of this redesign is getting you away from the personal computer model where you have to—if you want something to happen, you have to direct it. This product’s going to do a lot of automation, and it’s going to appear to think for you. I think people who are busier are going to find that really appealing.

Lori Rothman

Speaking of women, Roger, I have a question for you. As part of your due diligence before you invested in Palm, do you think the Pre is going to have a problem? Why should investors be concerned or even buyers of the Pre be worried about having connection problems similar to what we saw with Apple when it debuted iPhone?

Roger McNamee

That’s actually a fantastic question. The issue with third generation networks, the so-called ‘3G’ networks, is that technically they’re very difficult to maintain. They are digital, and as a consequence, the beam, if it’s interrupted for even a moment, drops the call. What happens is that as these 3G networks first go in place, dropped calls are a huge problem. The more mature your network, the more stable it is. Sprint, which is our partner, has by far the most mature 3G network. They started before anyone else. AT&T’s is brand new. It’s not that AT&T’s a lousy network provider; it’s that their stuff is just—it’s new, and it’s going to take a few years to get the kinks out. It doesn’t matter whether you’re using an iPhone or any other 3G device on the AT&T network. It’s just less stable. Verizon is relatively much more stable, and Sprint more stable than that. If you’re using 3G, you’re just going to be happier on Sprint or on Verizon than you are on AT&T, but that won’t be forever. AT&T will fix it.

Lori Rothman

All right. Roger McNamee, Co-Founder of Elevation Partners, our guest this afternoon.

Text of Article

Title:	Pre to Win IPhone Users After Contracts, McNamee Says (Correct)
Authors:	Rochelle Garner and Hugo Miller
Source:	Bloomberg.com
Last Updated:	March 5, 2009 23:30 EST

Pre to Win IPhone Users After Contracts, McNamee Says (Correct)

By Rochelle Garner and Hugo Miller

(Corrects to say that the Pre will begin selling in the first half of the year in the third paragraph.)

March 5 (Bloomberg)—Palm Inc.’s new Pre smart phone will lure customers away from Apple Inc.’s iPhone when subscribers’ contracts start expiring in June, Palm investor Roger McNamee said.

“You know the beautiful thing: June 29, 2009, is the two- year anniversary of the first shipment of the iPhone,” McNamee said today in an interview in San Francisco. “Not one of those people will still be using an iPhone a month later.”

Sprint Nextel Corp., the phone’s exclusive carrier, and Palm have said they will start selling the device in the first half of the year. Palm, which pioneered mobile devices with its Pilot products more than a decade ago, is counting on the Pre to help reverse six straight quarters of losses totaling more than $650 million.

“The timing and success of the Palm launch is now the critical factor,” said Maynard Um, an analyst at UBS AG in New York, who expects a late June release. This week, Palm posted preliminary third-quarter sales that fell short of analysts’ estimates by as much as 50 percent, citing waning demand for older models. The company is scheduled to report full results March 19.

The Pre features a full touch-screen cover that slides up to reveal a Qwerty keyboard, designed to appeal to both iPhone fans and traditional smart-phone users. Speculation about the price and the release date has circulated on the Web since Sunnyvale, California-based Palm unveiled the Pre in January at the Consumer Electronics Show in Las Vegas.

Release Timing

Michelle Leff Mermelstein, a spokeswoman for Overland Park, Kansas-based Sprint, didn’t return a call seeking comment. Palm spokeswoman Leslie Letts declined to comment beyond Palm’s previous statements.

Palm fell 44 cents to $6.62 at 4 p.m. New York time in Nasdaq Stock Market trading. The shares have more than doubled this year. Sprint dropped 25 cents to $3.07 on the New York Stock Exchange.

Apple, based in Cupertino, California, introduced the first iPhone in June 2007 with AT&T Inc., selling the touch-screen device with a two-year contract. The latest model, the iPhone 3G, is the most popular smart phone among consumers, according to researcher NPD Group Inc.

‘Coolest Product’

“Think about it—If you bought the first iPhone, you bought it because you wanted the coolest product on the market,” said McNamee, 52. “Your two-year contract has just expired. Look around. Tell me what they’re going to buy.”

McNamee is a co-founder of Elevation Partners, the investment firm that agreed in December to pay $100 million to lift its stake in Palm to 39 percent from 25 percent. His firm, whose partners include U2 singer Bono, invests in four other companies, including Forbes Media LLC.

Palm is “by far” Elevation’s largest investment, said McNamee. “I’m there about three times a week, mostly with the engineers,” he said. “We have seven people who work on Palm, three of whom do nothing but work on Palm.”

Palm’s development costs remain high even as sales of existing phones like the Treo decline, Standard & Poor’s analyst Bruce Hyman said yesterday. He cut Palm’s credit rating to CCC, eight levels below investment grade, from CCC+ and said the company’s dwindling supply of cash is likely to lead to further downgrades in the next two quarters.

10-Year Plan

Palm said March 3 it had cash and equivalents of between $215 million and $220 million at the end of February. While it called the amount “sufficient,” it said it plans to boost cash levels to combat the recession.

The economic slowdown “is an enormous risk for everybody in this marketplace—but I don’t care,” said McNamee.

Palm’s newer operating system will give it an edge, McNamee said. The underlying technology for Research In Motion Ltd.’s BlackBerry is about 13 years old, while the technology behind the iPhone goes back almost nine years, he said.

Apple spokesman Steve Dowling didn’t immediately respond to an e-mail seeking comment.

“I’m on a 10-year plan, here,” McNamee said. “They are going to run out of gas way before we are.”

To contact the reporters on this story: Rochelle Garner in San Francisco at rgarner4@bloomberg.net; Hugo Miller in Toronto at hugomiller@bloomberg.net

Last Updated: March 5, 2009 23:30 EST

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This free writing prospectus contains forward-looking statements within the meaning of the federal securities laws,

including, without limitation, statements regarding: Palm’s product sales; the launch of the Palm Pre; Palm’s long-term prospects; Palm’s position in the smartphone market; growth in the smartphone market; Palm’ smartphone features, specifications and operating parameters; Palm’s corporate strategy, capitalizing on industry trends and dynamics; economic trends, market conditions and their effects on Palm’s business and on consumer and business purchasing patterns; Palm’s platform strategy; Palm’s development and introduction of new products and services; acceptance of Palm’s smartphone products, market demand for Palm’s products; Palm’s ability to differentiate its products, deliver a range of product choices around open platforms and develop products to serve a broad range of customers; Palm’s ability to lead on design, ease-of-use and functionality; the development and timing of Palm’s new operating system and related software and the introduction of products based on this new platform; competition and Palm’s competitive advantages; Palm’s ability to build its brand and consumers’ awareness of its products; and the resources that Palm and its competitors devote to development, promotion and sale of products. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: fluctuations in the demand for Palm’s existing and future products and services and growth in Palm’s industries and markets; Palm’s ability to forecast demand for its current and future products; possible defects in products and technologies developed; Palm’s ability to introduce new products and services successfully and in a cost-effective and timely manner; Palm’s ability to develop its new operating system; the effect on Palm’s liquidity of current recessionary economic and financial market conditions and Palm’s continued investment in its corporate transformation; Palm’s ability to obtain additional funding; the effect of inadequate liquidity; Palm’s ability to timely and cost-effectively obtain components and elements of its technology from suppliers; Palm’s ability to obtain other key technology from third parties free from errors and defects, integrate it with Palm’s products and meet certification requirements, all on a timely basis; Palm’s ability to compete with existing and new competitors; Palm’s dependence on wireless carriers and ability to meet wireless-carrier certification requirements; Palm’s dependence on a concentrated number of significant customers; and Palm’s ability to adjust to changing market conditions. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the prospectus supplement Palm filed with the Securities and Exchange Commission (the “SEC”) on the same day as this free writing prospectus, and the information incorporated by reference in the prospectus supplement. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this free writing prospectus.

Palm Pre and Treo are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Palm has filed a registration statement (including a prospectus supplement and accompanying prospectus and documents incorporated therein by reference) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus, the documents incorporated by reference in that registration statement and other documents Palm has filed or may in the future file with the SEC for more complete information about Palm and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Palm, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.